Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 16, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Duc Dang

Re:	American Realty Capital – Retail Centers of America, Inc.
File No. 333-169355

Dear Mr. Dang:

Pursuant to our telephone conversation, attached is a copy of the changed pages to the prospectus submitted to you via e-mail on March 14, 2011 in response to your telephonic request.

Additionally, per your telephonic comment, the prospectus to be filed pursuant to Rule 424(b)(3) will include the following text in the “Conflicts of Interest – Certain Conflict Resolution Procedures” section on page 100:

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We will not enter into co-investments or any other business transaction with, or provide funding or make loans to, directly or indirectly, any other ARC Program (as defined below), except as provided below. We may, from time to time, enter into a joint investment with a Delaware Statutory Trust, or a DST, or a group of unaffiliated tenant in common owners, or TICs, in connection with a private retail securities offering by a DST or to TICs, provided such investments are fully and promptly disclosed to our shareholders and we retain a controlling interest in the underlying investment, the transaction is approved by our independent directors after due and documented deliberation, including deliberation of any conflicts of interest, and such co-investment is deemed fair, both financially and otherwise.  These investments must take the form of pari passu equity investments, and will be fully documented among the parties with all the rights, duties and obligations assumed by the parties as are normally attendant to such an equity investment.  In the case of such co-investment, our advisor will be permitted to charge fees at no more than the rate corresponding to our percentage co-investment and in line with the fees ordinarily attendant to such transaction.  At any one time, our investment in such co-investments will not exceed 10% of the value of our portfolio.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

March 16, 2011

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Our sponsor will not enter into co-investments or other business transactions with any ARC Program (as defined below) except for (i) transactions specifically contemplated by the prospectus of such ARC Program and exhibits thereto, as filed with the SEC upon initial effectiveness of such program’s current offering of securities, and (ii) funding, including loans, from the ARC Program’s advisor to the ARC Program in compliance with applicable law and in accordance with the terms of any operative agreements and other documents.  Notwithstanding the foregoing, our sponsor will not, directly or indirectly, (i) purchase any asset from, or sell any asset to, any ARC Program or (ii) otherwise co-invest in any asset with any ARC Program, provided that the formation transactions in connection with the organization of ARCP are excluded from the foregoing restrictions and are permissible transactions under this policy.

As used above, (i) an “ARC Entity”, which includes us, is an investment program or other entity sponsored by the American Realty Capital group of companies or otherwise controlled or sponsored, or in which ownership (other than certain minority interests describe below) is held, directly or indirectly, by Nicholas Schorsch and/or William Kahane, (ii) an “ARC Program”, which includes us, is any ARC Entity that is a non-traded REIT or private investment vehicle in which ownership interests are offered through securities broker-dealers in a public or private offering and (iii) a publicly-traded REIT will not be deemed an ARC Entity or ARC Program solely as a result of ownership of shares by Nicholas Schorsch and/or William Kahane provided that (A) the total ownership by such individuals is less than 10% of the outstanding equity of the publicly-traded REIT, (B) neither Nicholas Schorsch nor William Kahane, nor any other officer or director of any other ARC Program, is an officer or director of such publicly-traded REIT or its external advisor (if any), and (C) such publicly-traded REIT is not controlled directly by Nicholas Schorsch and/or William Kahane.

Please note that the foregoing text expands, clarifies and replaces the second and third bullet points added on page 100 in Amendment No. 4 to the Registration Statement filed March 15, 2011.

Thank you for your attention to this matter.

Very truly yours,

/s/ Leon Volchyok

Our advisor will pay a substantial portion of the fees and expense reimbursements received by it pursuant to the advisory agreement to the service provider as compensation for the real estate-related services provided by the service provider and its affiliates to the advisor.

The services agreement will be automatically renewed unless terminated by our advisor or the service provider for cause, which includes a material breach of the contract not remedied by the other party, or by our advisor in the event that the advisory agreement is terminated and neither our advisor nor one of its affiliates is performing the services described in the advisory agreement. Although our advisor has engaged the service provider in order to enable our advisor to fulfill its responsibilities with respect to these real estate-related services under the advisory agreement, our advisor is responsible for performing day-to-day administrative and other services under the advisory agreement and retains ultimate responsibility for the performance of all of the services under the advisory agreement. In the event of a breach of the services agreement by the service provider, we would not have any remedy against the service provider. However, we would have a remedy against the advisor for breach of the advisory agreement to the extent that the breach by the service provider resulted in a breach of the advisory agreement by the advisor. American Realty Capital II, LLC, the ultimate parent of our advisor, has committed pursuant to a written agreement to fund the advisor with an amount sufficient to meet the advisor’s obligations to remedy any breach of the advisory agreement or of its fiduciary duties created by the advisor’s affiliates. This agreement may not be terminated without our consent, which requires the approval of a majority of our directors, including a majority of our independent directors.

Prior to our formation, the service provider agreed to provide to American Realty Capital IV, LLC, one of our sponsors, an interest-free loan of up to $1.5 million. The purpose of the loan is to provide additional funds to the sponsor which enables the sponsor to meet its working capital obligations, including the additional expenses relating to the company. The loan does not require that the sponsor use the loan proceeds for any particular purpose. The principal amount of that loan remains outstanding and it has not yet reached maturity. We have no obligations under this loan. The loan is repayable by the sponsor solely from acquisition fees and/or financing coordination fees payable by us to the advisor, unless the service provider terminates the services agreement for cause or the advisor terminates the advisory agreement. In this event, the loan will become recourse to our sponsors but will not be recourse to us or our advisor. Such transaction resulted in a conflict of interest to our sponsor in connection with the decision to retain the service provider.

Our advisor retained the service provider because of its national reputation and platform and our advisor’s evaluation of the service provider’s ability to perform the services in a high quality, effective manner. In making its determination to retain the service provider, the advisor considered the overall arrangement with the service provider, which included the loan to our sponsor.

We believe that it is in our best interests to enter into an advisory agreement with the advisor, a newly formed entity, and have the advisor enter into the service agreement with the services provider, also a newly formed entity. Both our advisor and the service provider are newly formed entities to isolate liabilities from their respective parent entities. Although the advisor is a newly formed entity and we will not have recourse against the entities actually providing the services, we believe that it is in our best interest to have a centralized agreement with a single entity that is then responsible for the performance of the services by its affiliates and the service provider than to have separate arrangements with each of such entities. We are not a third party beneficiary of the agreements with the entities that provide the services, and in the event that they fail to perform the services, our sole recourse will be against the advisor. The American Realty Capital group of companies is nationally recognized, and we believe that it is beneficial to us that our advisor is affiliated with this group of companies. Our advisor will be responsible for our overall administration and overseeing performance by the service provider and our executive officers will be affiliates of the advisor. Accordingly, although our advisor has engaged the service provider to fulfill a portion of its responsibilities, our advisor will have ultimate responsibility for the performance of the services under the advisory agreement by the service provider.

The Property Management Agreement and the Leasing Agreement

We expect that all of our properties will be managed and leased, subject to oversight by our advisor, by affiliates of the service provider. We will enter into a property management agreement and a leasing agreement with our advisor, and our advisor will in turn enter into a master property management agreement and a master leasing agreement with the service provider. The service provider will then enter into individual been sold. The acquired properties were purchased with a combination of equity investments, mortgage notes payable and long term notes payable issued in private placements.

The investment objectives of these programs are different from our investment objectives, which aim to acquire primarily existing anchored, stabilized core retail properties.

For a more detailed description, please see Table VI in Part II of the registration statement of which this prospectus is a part. In addition, we will provide upon request to us and without charge, the more detailed information in Part II.

Programs of Our Sponsor

American Realty Capital Trust, Inc.

American Realty Capital Trust, Inc. (ARCT), a Maryland corporation, is the first publicly offered REIT sponsored by American Realty Capital. ARCT was incorporated on August 16, 2007, and qualified as a REIT beginning with the taxable year ended December 31, 2008. ARCT commenced its initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of February 28, 2011, ARCT had received aggregate gross offering proceeds of approximately $746.4 million from the sale of approximately 76.3 million shares in its initial public offering. As of February 28, 2011, ARCT had acquired 281 comprised of freestanding, single-tenant retail and commercial properties that are net leased to investment grade and other creditworthy tenants. As of February 28, 2011, ARCT had total real estate investments, at cost, of approximately $1.03 billion. ARCT intends to liquidate each real property investment eight to ten years from the date purchased. As of February 28, 2011, ARCT had incurred or reimbursed, as applicable, cumulatively to that date, the following in connection with its offering and operations: aggregate fees paid to its advisor and its affiliates of $[_______] and aggregate expense reimbursements to its advisor and its affiliates of $[_______].

On August 5, 2010, ARCT filed a registration statement on Form S-11 with the SEC to register $325,000,000 of common stock for the follow on offering to its primary offering. ARCT’s primary offering was originally set to expire on January 25, 2011. However, as permitted by Rule 415 of the Securities Act, ARCT will now continue its primary public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

American Realty Capital New York Recovery REIT, Inc.

American Realty Capital New York Recovery REIT, Inc. (NYRR), a Maryland corporation, is the second publicly offered REIT sponsored by American Realty Capital. NYRR was incorporated on October 6, 2009 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2010. NYRR filed its initial registration statement with the SEC on November 12, 2009 and became effective on September 2, 2010. As of February 28, 2011, NYRR had received aggregate gross offering proceeds of approximately $17.0 million from the sale of 2.0 million shares from a private offering to “accredited investors” (as defined in Regulation D as promulgated under the Securities Act). As of February 28, 2011, NYRR had received aggregate gross proceeds of approximately $5.9 million from the sale of 0.6 million shares in its initial public offering. As of February 28, 2011, NYRR has acquired six commercial properties which are 100% leased. As of February 28, 2011, NYRR had total real estate investments, at cost, of approximately $66.3 million. As of February 28, 2011, NYRR had incurred or reimbursed, as applicable, cumulatively to that date, the following in connection with its offering and operations: (i) with respect to its private offering, aggregate fees paid to its advisor and its affiliates of $[_______] and aggregate expense reimbursements to its advisor and its affiliates of $[_______] and (ii) with respect to its public offering, aggregate fees paid to its advisor and its affiliates of $[_______] and aggregate expense reimbursements to its advisor and its affiliates of $[_______].

Phillips Edison — ARC Shopping Center REIT Inc.

Phillips Edison — ARC Shopping Center REIT Inc. (PE-ARC), a Maryland corporation, is the third publicly offered REIT sponsored by American Realty Capital. PE-ARC was incorporated on October 13, 2009 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2010. PE-ARC filed its registration statement with the SEC on January 13, 2010 and became effective on August 12, 2010. As of February 28, 2011, PE-ARC had received aggregate gross offering proceeds of $8.5 million on the sale of 0.9 million shares of common stock. PE-ARC will invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. As of February 28, 2011, PE-ARC had acquired two shopping centers for a purchase price of $20.0 million. As of February 28, 2011, PE-ARC had incurred or reimbursed, as applicable, cumulatively to that date, the following in connection with its offering and operations: aggregate fees paid to its advisor and its sub-advisor and their affiliates of $[_______] and aggregate expense reimbursements to its advisor and its sub-advisor and their affiliates of $[_______].

American Realty Capital Healthcare Trust, Inc.

American Realty Capital Healthcare Trust, Inc. or ARC HT, a Maryland corporation, is the fourth publicly offered REIT sponsored by American Realty Capital. ARC HT was organized on August 23, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARC HT filed its registration statement with the SEC on August 27, 2010 and became effective on February 18, 2011. As of February 28, 2011, the company had not raised any money in connection with the sale of its common stock nor had it acquired any properties. As of December 31, 2010, ARC HT had incurred, cumulatively to that date, $0.8 million in offering costs for its offering of common stock.

American Realty Capital Trust II, Inc.

American Realty Capital Trust II, Inc. or ARCT II, a Maryland corporation, is the sixth publicly offered REIT sponsored by American Realty Capital. ARCT II was incorporated on September 10, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCT II filed its registration statement with the SEC on October 8, 2010, which has not been declared effective by the SEC. As of February 28, 2011, ARCT II had not raised any money in connection with the sale of its common stock nor had it acquired any properties. As of December 31, 2010, ARCT II had incurred, cumulatively to that date, $0.7 million in offering costs for its offering of common stock.

ARC - Northcliffe Income Properties, Inc.

ARC - Northcliffe Income Properties, Inc., formerly known as Corporate Income Properties - ARC, Inc., or ARC - Northcliffe, a Maryland corporation, is the seventh publicly offered REIT sponsored by American Realty Capital. ARC - Northcliffe was incorporated on September 29, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARC - Northcliffe filed its registration statement with the SEC on October 12, 2010, which has not been declared effective by the SEC. As of February 28, 2011, ARC - Northcliffe had not raised any money in connection with the sale of its common stock nor had it acquired any properties. As of December 31, 2010, ARC-Northcliffe had incurred, cumulatively to that date, $0.6 million in offering costs for its offering of common stock.

American Realty Capital Trust III, Inc.

American Realty Capital Trust III, Inc., or ARCT III, a Maryland corporation, is the eighth publicly offered REIT sponsored by American Realty Capital. ARCT III was incorporated on October 15, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCT III filed its registration statement with the SEC on November 2, 2010, which has not been declared effective by the SEC. As of February 28, 2011, ARCT III had not raised any money in connection with the sale of its common stock nor had it acquired any properties. As of December 31, 2010, ARCT III had incurred, cumulatively to that date, $0.4 million in offering costs for its offering of common stock.

American Realty Capital Properties, Inc.

American Realty Capital Properties, Inc., or ARCP, a Maryland corporation, is the ninth publicly offered REIT sponsored by the American Realty Capital group of companies. ARCP was incorporated on December 2, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCP filed its registration statement with the SEC on February 11, 2011, which has not been declared effective by the SEC. As of March 7, 2011, ARCP had not raised any money in connection with the sale of its common stock nor had it acquired any properties.